UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Star Bulk Carriers Corp. (the "Company") as of and for the six-month periods ended June 30, 2012 and June 30, 2011.

This report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-180674) that was filed with the U.S. Securities and Exchange Commission with an effective date of July 17, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: September 14, 2012	By:	/s/ Spyros Capralos
		Name:	Spyros Capralos
		Title:	Chief Executive Officer and President

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six month periods ended June 30, 2012 and 2011. Unless otherwise specified herein, references to the "Company", "we", "us" or "our" shall include Star Bulk Carriers Corp. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F for the year ended December 31, 2011, which was filed with the U.S. Securities and Exchange Commission( the "Commission") on March 27, 2012. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are an international company providing worldwide transportation of drybulk commodities through our vessel-owning subsidiaries for a broad range of customers of major bulk cargoes including coal, iron ore, and grains, and minor bulk cargoes including, bauxite, phosphate, fertilizers and steel products.. We were incorporated in the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime. On November 30, 2007, we merged with Star Maritime, with Star Bulk being the surviving entity and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.

Our Fleet

We currently own a fleet of 14 vessels consisting of six Capesize drybulk carriers and eight Supramax drybulk carriers. Our fleet has an average age of 10.6 years and a combined cargo carrying capacity of approximately 1.5 million dwt. We charter the six of our vessels on medium- to long-term time charters, with an average remaining term of approximately 2.8 years, seven of our vessels on short-term time charters and one of our vessels on a voyage charter. We consider our vessels on short-term time charters and voyage charters to be employed in the spot market.

The following table presents summary information concerning our fleet as of September 13, 2012:

Vessel Name	Vessel Type	Size (dwt.)	Year Built	Daily Gross Hire Rate		Type/ Month of Contract Expiry

Star Aurora	Capesize	171,199	2000		$27,500	Time charter/ July 2013

Star Big	Capesize	168,404	1996		$25,000	Time charter/ November 2015

Star Borealis	Capesize	179,678	2011		$24,750	Time charter/ July 2021

Star Mega	Capesize	170,631	1994		$24,500	Time charter/ August 2014

Star Polaris (1)	Capesize	179,546	2011		$16,500	Time charter/ October 2013

Star Sigma(2)(4)	Capesize	184,403	1991	$	Freight 17.05/mt	Voyage charter/ Expected November 2012

Star Cosmo (2)	Supramax	52,247	2005		$11,750	Time charter/ September 2012

Star Delta (2)	Supramax	52,434	2000		$9,750	Time charter / September 2012

Star Epsilon (2)	Supramax	52,402	2001		$9,000	Time charter / October 2012

Star Gamma (3)	Supramax	53,098	2002		$14,050	Time charter/ July 2013

Star Kappa	Supramax	52,055	2001		$12,500	Time charter/ September 2012

Star Omicron (2)	Supramax	53,489	2005		$16,000	Time charter/ October 2012

Star Theta (2)	Supramax	52,425	2003		$14,100	Time charter/ September 2012

Star Zeta (2)	Supramax	52,994	2003		$11,750	Time charter/ September 2012

1. Our charterer has an option to extend this time charter for one year at a gross daily rate of $19,000.

2. We consider these vessels to be employed in the spot market in view of the expiration date of their current charters.

3. Our charterer has an option to extend this time charter for one year at a gross daily rate of $15,500.

4. Star Sigma is expected to transport 170,000 metric tons under the voyage charter.

5. In addition to daily gross hire rate, we received a ballast bonus of $300,000 in connection with the repositioning of the vessel by the charterer.

RECENT DEVELOPMENTS

On February 14, 2012, Star Polaris sustained bottom damage when entering the port of Eregli, Turkey. The vessel proceeded for permanent repairs to the shipyard which resulted in an off hire period of 48 days and a revenue loss of $0.8 million.

We received written notification from the NASDAQ Stock Market LLC, or Nasdaq, dated May 2, 2012 indicating that we are not in compliance with Nasdaq Listing Rule 5450(a)(1) because the closing bid price of our common stock for the previous 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market. The applicable grace period to regain compliance is 180 days, which expires on October 29, 2012.,

This notification has no effect on the listing of our common stock at this time. We intend to monitor the closing bid price of its common stock between now and October 29, 2012 and we are considering our options in order to regain compliance with the Nasdaq minimum bid price requirement.

The Annual General Meeting of the Shareholders, held on September 7, 2012,  approved the amendment of the Company's Second Amended and Restated Articles of Incorporation to effect a reverse stock split of the issued and outstanding common shares by a ratio of not less than one-for-five and more than one-for-fifteen. The exact ratio to be set at a whole number within this range, will be determined by our Board of Directors, which will also authorize the implementation of the reverse stock split.

On August 29, 2012, we declared a cash dividend in the amount of $0.015 per common share for the three months ended June 30, 2012. The dividend is payable on September 18, 2012, to shareholders of record as of September 10, 2012.

A. Operating Results

Factors Affecting Our Results of Operations

We currently charter six of our vessels on medium- to long-term time charters, with an average remaining term of approximately 2.8 years, seven of our vessels on short-term time charters and one of our vessels on a voyage charter. Under time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. Under all of these types of charters, we remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the drydocking costs related to our vessels.

In addition, we had a contract of affreightment, or COA, to transport approximately 1.35 million metric tons of iron ore between Brazil and China for Vale International S.A., or Vale, which was completed in February of 2012. COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder, usually the vessel owner, to nominate different vessels to perform individual voyages. It constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which is usually several years. All of the vessel's operating, voyage and capital costs are the responsibility of the vessel owner. The freight rate is generally set on a per cargo ton basis. Although the majority of vessels in our fleet employed on medium- to long-term time charters and on short-term time charters, we may employ these and additional vessels under COAs, bareboat charters and voyage charters or in drybulk carrier pools in the future.

The following table reflects certain operating data for our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Six month period ended	Six month period ended
	June 30, 2011	June 30, 2012
Average number of vessels(1)	11.0	14.4
Number of vessels (as of the last day of the periods reported)	11	14
Average age of operational fleet (in years) (2)	10.9	10.3
Ownership days (3)	1,991	2,616
Available days (4)	1,967	2,547
Voyage days for fleet (5)	1,957	2,468
Fleet utilization (6)	99.5%	96.9%

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Average age of operational fleet is calculated as at June 30, 2011 and 2012, respectively.

(3)	Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4)	Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5)
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

Time Charter Equivalent (TCE)

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. We report TCE revenues, a non-GAAP measure, because our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the consolidated statement of income:

(In thousands of Dollars)
	Six month period ended	Six month period ended
	June 30, 2011	June 30, 2012
Voyage revenues	52,185	49,670
Less:
Voyage expenses	(11,021)	(14,029)
Amortization of fair value of below/above market acquired time charter agreements	(179)	3,167

Time Charter equivalent revenues	40,985	38,808

Total voyage days for fleet	1,957	2,468

Time charter equivalent (TCE) rate (in Dollars)	20,943	15,724

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charterhire and the level of freight rates, that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we would be exposed to the risk of declining vesssel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses

Voyage expenses include hire paid for chartered-in vessels, port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties.

Our voyage expenses primarily consist of hire paid for chartered-in vessels and commissions paid for the chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages, bunkers and insurance, may also cause these expenses to increase.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel's cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives' compensation, legal and accounting expenses.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We defer financing fees and expenses incurred upon entering into our credit facilities and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest income

We earn interest income on our cash deposits with our lenders.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Special or Intermediate Survey and Drydocking Costs

We utilize the direct expense method, under which we expense all drydocking costs as incurred.

Gain or Loss arising from Freight Derivatives

From time to time, we may take positions in freight derivatives including FFAs and freight options with an objective to utilize those instruments as economic hedge that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled.

RESULTS OF OPERATIONS

Six month period ended June 30, 2012 compared to the six month period ended June 30, 2011

Voyage Revenues: For the six month periods ended June 30, 2012 and 2011, our voyage revenues were approximately $49.7 million and $52.2 million, respectively. For the six month period ended June 30, 2012, total voyage revenues were negatively affected by the amortization of the fair value of above market acquired time charters of $3.2 million while for the six month period ended June 30, 2011 total revenues were positively affected by the amortization of the fair value of below market acquired time charters by $0.2 million.

The TCE rate of our fleet decreased approximately 33% to $15,724 per day for the six month period ended June 30, 2012 from $20,943 per day for the six month period ended June 30, 2011.

The decrease in both voyage revenues and TCE rates was primarily due to lower charter rates during the first half of 2012 for most of our vessels, as a result of a decline in the overall drybulk charter market, partially offset by the increased voyage days due to the increase in the average number of vessels owned and operated by us during the six month period ended on June 30, 2012. In addition voyage revenues for the six month period ended June 30, 2012 were affected by the Star Polaris' grounding, which resulted in an off-hire period of 48 days and a revenue loss of $0.8 million.

Voyage Expenses: For the six month periods ended June 30, 2012 and 2011, our voyage expenses were approximately $14.0 million and $11.0 million, respectively. Consistent with drybulk industry practice, we paid, during the relevant periods, broker commissions ranging from 1.25% to 5.75% of the total daily charterhire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. Voyage expenses also consist of hire paid for chartering-in vessels, port, canal and fuel costs. The expense for chartering-in third party vessels to serve shipments under second Vale COA amounted to $4.1 million and $10.0 million for the six month periods ended June 30, 2012 and 2011, respectively. Excluding these expenses for chartering-in third party vessels, the increase in voyage expenses is mainly due to the fact that during the six month period ended June 30, 2012 our vessels were under five voyage charter agreements while during the six month period ended June 30, 2011 none of our vessels was under voyage charter agreement.

Vessel Operating Expenses: For the six month periods ended June 30, 2012 and 2011, our vessel operating expenses were approximately $14.2 million and $10.7 million, respectively. This increase is mainly due to fact that the average number of our vessels increased to 14.4 during the six month period ended June 30, 2012 compared to 11.0 during the same period of 2011.Daily operating expenses, which are calculated by dividing operating expenses by ownerships days for the relevant period, decreased to $5,416 during the six month period ended June 30, 2012 compared to $5,360 in same period of 2011. This decrease is mainly attributable to our efforts to further improve our operational efficiency.

DryDocking Expenses: For the six month periods ended June 30, 2012 and 2011, our drydocking expenses were $1.0 million and $1.4 million, respectively. During the six month period ended June 30, 2012, one of our capesize vessels underwent its periodic dry-docking survey in mid-June. In the same period in 2011, we had two supramax vessels that underwent periodic drydocking surveys.

Depreciation: For the six month periods ended June 30, 2012 and 2011, depreciation was $19.2 million and $24.0 million, respectively. The decrease in depreciation expense for the six month period ended June 30, 2012 is mainly due to impairment losses recognized as of December 31, 2012 in connection with our oldest capesize vessels, which resulted in a reduced net book value for the respective vessels and the sale of Star Ypsilon that took place in February of 2012.

Loss on sale of vessel: For the six month period ended June 30, 2012, we recorded a loss on sale of vessel of $3.2 million related to the sale of Star Ypsilon.

Other operational gain: For the six month period ended June 30, 2012, other operational gain amounted to $0.1 million representing gain from a hull and machinery claim. Other operational gain for the six month period ended June 30, 2011 includes non-recurring revenue of $9.0 million received from the settlement of a commercial claim and a gain of $0.2 million regarding a hull and machinery claim.

Other operational loss: No other operational loss was recorded during the six month period ended June 30, 2012. On September 29, 2010, we agreed with a third party to sell a 45% interest in the future proceeds related to the settlement of certain of the commercial claims for $5.0 million.  During the six month period ended June 30, 2011, we paid $4.05 million to the third party relating to the settlement of one of the legal cases included in the above mentioned agreement.

Gain/ (loss) on time charter agreement termination: For the six month period ended June 30, 2012 gain on time charter agreement termination amounted to $6.5 million representing a cash payment of $5.73 million and fuel oil valued at $0.72 million received as compensation for the early redelivery of vessel Star Sigma from its previous charterer. For the six month period ended June 30, 2011 gain on time charter agreement termination amounted to $1.8 million consisted of $1.2 million cash compensation in connection to early redelivery of vessel Star Omicron on January 17, 2011 by its previous charterer and $0.6 million non-cash gain in connection to vessel's Star Cosmo early redelivery by its previous charterer, which related to the write off of both the unamortized fair value of below market acquired time charter on the respective vessel's redelivery date and the deferred revenue from the terminated time charter contract.

General and Administrative Expenses: For the six month periods ended June 30, 2012 and 2011 general and administrative expenses were $5.3 million and $7.0 million, respectively.  The decrease in general and administrative expenses for the six month period ended June 30, 2012, is mainly due to the non-recurring severance payment of $2.3 million to our former Chief Executive Officer and President, when he was succeeded by Mr. Capralos as of February 7, 2011 and the non-recurring severance payment of $0.2 million to our former Chief Financial Officer for the six month period ended June 30, 2011.  Each of these severance payments was made pursuant to the terms and conditions of their respective employment and consultancy agreements with us. Our former Chief Financial Officer was succeeded by Mr. Spyrou as of September, 1, 2011.

Interest Expenses and Finance Costs: For the six month periods ended June 30, 2012 and 2011, interest expense and finance costs under our term-loan facilities were $4.1 million and $2.0 million, respectively. This increase is mainly due to higher interest rates charged by our lenders and the higher average loan balances outstanding during the six months period ended June 30, 2012 compared to same period in 2011.

Interest Income: For the six month periods ended June 30, 2012 and 2011, our interest income was $0.1 million and $0.3 million, respectively.

Cash Flow
Net cash provided by operating activities for the six month period ended June 30, 2012 and 2011, was $19.4 million and $24.6 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates as a result of the decline in the prevailing freight rate environment. For the six month period ended June 30, 2012, we earned $15,724 TCE rate per day compared to $20,943 TCE rate per day for the six month period ended June 30, 2011. In addition, total revenues for the six month period ended June 30, 2012 were affected by the vessel's Star Polaris grounding, which resulted in an off-hire period of 48 days and a revenue loss of $0.8 million.

Net cash provided by investing activities for the six month period ended June 30, 2012 was $10.6 million. Net cash used in investing activities for the six month period ended June 30, 2011 was $34.8 million. For the six month period ended June 30, 2012 net cash provided by investing activities consisted of the proceeds from sale of the Star Ypsilon amounting to $8.0 million, a net decrease of $1.3 million in restricted cash, insurance proceeds amounting to $1.4 million and additions to office equipment amounting to $0.1 million. Net cash used in investing activities for the six month period ended June 30, 2011, consisted of installment payments to the yard related to our two newbuildings amounting to $33.5 million and a 10% deposit of $5.2 million in connection with the acquisition of the Star Big, which was delivered to us on July 26, 2011 and the Star Mega which was delivered to us on August 16, 2011, offset by a net decrease in restricted cash amounting to $3.1 million and insurance proceeds amounting to $0.8 million.

Net cash used in financing activities for the six month period ended June 30, 2012 was $27.3 million. Net cash provided by financing activities for the six month period ended June 30, 2011 was $4.8 million. For the six month period ended June 30, 2012, net cash used in financing activities consisted of loan installment payments amounting to $24.0 million, cash dividend payments of $2.4 million, and $0.9 million paid for the repurchase of 925,957 shares under the terms of the existing share re-purchase plan. For the six month period ended June 30, 2011, net cash provided by financing activities consisted of loan installment payments amounting to $20.3 million, cash dividend payments of $6.4 million, financing fees amounting to $0.6 million offset by proceeds from the new loan facility amounting to $32.1 million, which relates to the acquisition of our two newbuilding vessels, the Star Borealis and Star Polaris.

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, long-term borrowing and operating cash flow. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding indebtedness and pay dividends. On August 29, 2012, we declared a cash dividend in the amount of $0.015 per common share for the three months ended June, 30 2012. The dividend is payable on or about September 18, 2012, to shareholders of record as of September 10, 2012.

Our short-term liquidity requirements include servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and financing activities and paying cash dividends when permissible. Sources of short-term liquidity include our revenues earned from our charters.

 We believe that our current cash balance and our operating cash flows will be sufficient to meet our liquidity needs over the next twelve months, despite the sharp decline in the drybulk charter market beginning in the third quarter of 2008, which has remained at depressed levels to date. Our results of operations have been, and may in the future, be adversely affected by prolonged depressed market conditions.

Our medium and long-term liquidity requirements include funding the equity portion of investments in additional vessels and repayment of long-term debt balances. Potential sources of funding for our medium and long-term liquidity requirements may include new loans we would seek to arrange or equity issuances or vessel sales. As of June 30, 2012, we had outstanding borrowings of $242.1 million of which $36.6 million is scheduled to be repaid within the next 12 months. As of September 13, 2012, we had $36.0 million in cash and outstanding borrowings of $234.1 million.

We may fund possible growth through our cash balances, operating cash flow, additional long-term borrowing and the issuance of new equity. Our practice has been to acquire drybulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk carriers. In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms or at all. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These transactions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

As of June 30, 2012, cash and cash equivalents increased to $17.7 million compared to $15.1 million as of December 31, 2011 and restricted cash, due to minimum liquidity covenants and cash collateral requirements contained in our loan agreements, decreased to $28.2 million compared to $29.7 million as of December 31, 2011. Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $17.9 million as of June 30, 2012, compared to a working capital deficit of $20.8 million as of December 31, 2011.

If our working capital deficit continues to exist, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which would negatively affect our earnings, liquidity and capital position.

Loan Facilities

For information relating to our loan agreements, please see Note 8 to our audited financial statements for the year ended December 31, 2011 included in our Annual Report on Form 20-F, which was filed with the Commission on March 27, 2012, and Note 7 to our unaudited interim condensed consolidated financial statements for the six month period ended June 30, 2012, included elsewhere herein.

Under our loan agreements, we are subject to customary covenants, including an obligation to maintain a ratio of the market value of the vessels pledged as collateral, to the outstanding borrowings of not less than a specified percentage. We determined as of June 30, 2012 that under the $26.0 million loan agreement with Commerzbank AG, the market value of the vessels pledged under these loan agreements was less than the required percentage of 135%. On September 7, 2012, we paid a scheduled quarterly payment of approximately $1.0 million and as a result regained compliance with this value maintenance covenant. We determined as of June 30, 2012 that under the $120.0 million loan agreement with Commerzbank AG, the market value of the vessels pledged under this loan agreement was less than 135% of the amount of those borrowings. On July 31, 2012, we paid a regularly scheduled quarterly payment of $2.8 million however, we still do not meet the required ratio of the market value of the vessels pledged as collateral to the outstanding borrowings of not less than 135%. As a result, we may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash or other property. Therefore, we classified an amount of $4.6 million as current portion of long-term debt as of June 30, 2012, representing payments that may be required by the lenders to satisfy the security cover shortfalls, in accordance with the terms of the loans. We have the ability, under our current cash position, to prepay the amount of $4.6 million if this is requested by our lenders. See the section "Item 3. Key Information – Risk Factors" of our Annual Report on Form 20-F for the year ended December 31, 2011, including without limitation, the risk factor entitled "The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and/or we may incur a loss if we sell vessels following a decline in their market value."

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2011. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and "Item 5 — Operating and Financial Review and Financial Prospects," included in our Annual Report on Form 20-F for the year ended December 31, 2011, which was filed with the Commission on March 27, 2012 and Note 2 to the unaudited interim condensed consolidated financial statements included elsewhere in this report.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

STAR BULK CARRIERS CORP.
Condensed Consolidated Balance Sheets
As of December 31, 2011 and June 30, 2012(unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data)
	December 31,	June 30,
	2011	2012
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$15,072	$17,731
Restricted cash	4,159	4,080
Trade accounts receivable	4,762	2,220
Inventories (Note 4)	3,867	2,896
Due from managers	70	81
Prepaid expenses and other receivables	3,467	3,168
Total current assets	31,397	30,176

FIXED ASSETS, NET
Vessels and other fixed assets, net (Note 5)	638,532	608,238
Total fixed assets, net	638,532	608,238

OTHER NON-CURRENT ASSETS
Deferred finance charges, net	1,776	1,519
Restricted cash	25,524	24,124
Fair value of above market acquired time charter (Note 6)	20,699	17,532
TOTAL ASSETS	$717,928	$681,589

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Current portion of long term debt (Note 7)	$34,674	$36,637
Accounts payable	8,501	3,547
Due to related parties (Note 3)	436	250
Due to managers	48	-
Accrued liabilities	3,870	3,487
Derivative instruments (Note 14)	82	-
Deferred revenue	4,543	4,168
Total current liabilities	52,154	48,089

NON-CURRENT LIABILITIES
Long term debt (Note 7)	231,466	205,476
Other non-current liabilities	95	146
TOTAL LIABILITIES	283,715	253,711

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2011 and June 30, 2012 (Note 8)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 80,358,360 and 81,012,403 shares issued and outstanding at December 31, 2011 and June 30, 2012, respectively	804	810

Additional paid-in capital	519,511	520,046
Accumulated deficit	(86,102)	(92,978)
Total stockholders' equity	434,213	427,878
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$717,928	$681,589

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six month periods ended June 30, 2011 and 2012
(Expressed in thousands of U.S. dollars except for share and per share data)

	Six month period Ended June 30,
	2011	2012
REVENUE:
Voyage Revenues	$52,185	$49,670
Management fee income	-	137
Total revenues	52,185	49,807

EXPENSES:
Voyage expenses (Note 3)	11,021	14,029
Vessel operating expenses	10,671	14,169
Dry docking expenses	1,358	1,026
Depreciation	24,009	19,197
Management fees	54	-
Gain on derivative instruments (Note 14)	(21)	(64)
General and administrative expenses (Note 3)	7,014	5,337
Gain on time charter agreement termination (Note 6)	(1,806)	(6,454)
Other operational loss (Note 10)	4,050	-
Other operational gain (Note 9)	(9,240)	(140)
Loss on sale of vessel (Note 5)	-	3,164
	47,110	50,264
Operating income/(loss)	5,075	(457)

OTHER INCOME (EXPENSES)
Interest and finance costs (Note 7)	(2,041)	(4,142)
Interest and other income	346	139
Total other expenses, net	(1,695)	(4,003)

Net income/(loss)	$3,380	$(4,460)

Earnings/ (loss) per share, basic (Note 11)	$0.053	$(0.055)
Earnings/ (loss) per share, diluted (Note 11)	$0.053	$(0.055)

Weighted average number of shares outstanding, basic	63,364,120	80,780,384
Weighted average number of shares outstanding, diluted	63,438,838	80,780,384

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Consolidated Statements of Comprehensive Income / (Loss)
For the six month periods ended June 30, 2011 and 2012 (Expressed in thousands of U.S. Dollars)
	2011	2012

Net income / (loss)	$3,380	$(4,460)

Comprehensive income / (loss)	$3,380	$(4,460)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders' Equity
For the six month periods ended June 30, 2011 and 2012
(Expressed in thousands of U.S. dollars except for share and per share data)

				Retained
	Common Stock		Additional Paid-in	earnings /(Accumulated	Total stockholders'
	# of Shares	Par Value	Capital	deficit)	equity

BALANCE, December 31, 2010	63,410,360	$634	$489,770	$(2,152)	$488,252
Net Income	-	$-	$-	$3,380	$3,380
Issuance of vested and non-vested shares and amortization of stock based compensation	248,000	3	625	-	628
Dividends declared and paid ($0.10 per share)	-	-	-	(6,356)	(6,356)
BALANCE, June 30, 2011	63,658,360	$637	$490,395	$(5,128)	$485,904
BALANCE, December 31, 2011	80,358,360	$804	$519,511	$(86,102)	$434,213
Net Loss	-	$-	$-	$(4,460)	$(4,460)
Issuance of vested and non-vested shares and amortization of stock based compensation (Note 12)	1,580,000	16	1,386	-	1,402
Dividends declared and paid ($0.03 per share)	-	-	-	(2,416)	(2,416)
Repurchase and cancellation of common shares (Note 8)	(925,957)	(10)	(851)	-	(861)
BALANCE, June 30, 2012	81,012,403	$810	$520,046	$(92,978)	$427,878

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six month periods ended June 30, 2011 and 2012
(Expressed in thousands of U.S. dollars)

	Six month period ended	Six month period ended
	June 30, 2011	June 30, 2012
Cash Flows from Operating Activities:
Net income /(loss)	$3,380	$(4,460)
Adjustments to reconcile net income /(loss) to net cash provided by operating activities:
Depreciation	24,009	19,197
Amortization of fair value of below/above market acquired time charter	(452)	3,167
Amortization of deferred finance charges	157	257
Loss on sale of vessel	-	3,164
Stock- based compensation	628	1,402
Change in fair value of derivatives	49	(82)
Gain from insurance claim	(240)	(140)
Other non-cash charges	5	51
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight and bunkers agreements	(114)	153
Trade accounts receivable	(1,653)	2,542
Inventories	(57)	971
Accrued income	239	-
Prepaid expenses and other receivables	(432)	(911)
Due from managers	6	(11)
Increase/(Decrease) in:
Accounts payable	231	(4,954)
Due to related parties	94	(186)
Accrued liabilities	294	(383)
Due to managers	52	(48)
Deferred revenue	(1,616)	(375)
Net Cash provided by Operating Activities	24,580	19,354

Cash Flows from Investing Activities:
Advances for vessels acquisitions and vessels under construction	(38,684)	-
Additions to vessel cost and other fixed assets	-	(56)
Decrease in restricted cash	7,250	2,039
Increase in restricted cash	(4,200)	(713)
Insurance proceeds	787	1,350
Cash proceeds from vessel sale	-	7,989
Net cash used in/ provided by Investing Activities	(34,847)	10,609

Cash Flows from Financing Activities:
Proceeds from bank loans	32,060	-
Loan repayment	(20,314)	(24,027)
Financing fees paid	(630)	-
Repurchase of common shares	-	(861)
Cash dividend	(6,356)	(2,416)
Net cash provided by / (used in) Financing Activities	4,760	(27,304)

Net (decrease) / increase in cash and cash equivalents	(5,507)	2,659
Cash and cash equivalents at beginning of period	12,824	15,072

Cash and cash equivalents at end of the period	$7,317	$17,731

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	2,708	4,114

The accompanying condensed notes are an integral part of these unaudited  interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information:

Star Bulk Carriers ("Star Bulk") is a public shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.

Star Bulk shares and warrants started trading on the NASDAQ Global Select Market on December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively. On March 15, 2010, all outstanding warrants expired and ceased trading on the Nasdaq Global Market.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the "Company," and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2012, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company's annual report on Form 20-F for the year ended December 31, 2011.

Below is the list of the Company's subsidiaries, all wholly owned, as of June 30, 2012:

Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
Star Bulk Management Inc.	—	—	—	—
Starbulk S.A.	—	—	—	—

	Vessels in operation at June 30, 2012

Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
Star Big LLC	Star Big	168,404	July 25, 2011	1996
Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
Star Mega LLC	Star Mega	170,631	August 16, 2011	1994
Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Delta LLC	Star Delta (ex F Duckling)	52,434	January 2, 2008	2000
Star Epsilon LLC	Star Epsilon (ex G Duckling)	52,402	December 3, 2007	2001
Star Gamma LLC	Star Gamma (ex C Duckling)	53,098	January 4, 2008	2002
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Theta LLC	Star Theta (ex J Duckling)	52,425	December 6, 2007	2003
Star Zeta LLC	Star Zeta (ex I Duckling)	52,994	January 2, 2008	2003

	Vessels disposed*
StarAlpha LLC	Star Alpha (ex A Duckling)	175,075	January 9, 2008	1992
StarBeta LLC	Star Beta (ex B Duckling)	174,691	December 28, 2007	1993
StarYpsilon LLC	Star Ypsilon*	150,940	September 18, 2008	1991

*	For vessels disposed within the period refer to Note 5

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.           Significant Accounting policies:

Below are described the accounting standards that are adopted in the first six months of 2012. A summary of the Company's significant accounting policies can be found in Note 2 on the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC on March 27, 2012. There have been no changes to the Company's significant accounting policies.

Comprehensive Income - Presentation of Comprehensive Income

Within the period the Company adopted the requirements of Accounting Standards Update (ASU) 2011-05, "Comprehensive Income, Presentation of Comprehensive Income (Topic 220)", which revises the manner in which entities present comprehensive income in their financial statements. The ASU eliminated the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity and requires the entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements.  The Company has elected to report two separate but consecutive statements and accordingly statements of comprehensive income/ (loss) for the six month periods ended June 30, 2011 and 2012 are presented in Company's consolidated unaudited interim financial statements. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Company's financial position or results of operations.

3.           Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet	December 31, 2011	June 30, 2012
Liabilities
Interchart Shipping Inc. (a)	$260	$190
Management and Directors Fees (b)	141	60
Combine Marine Inc. (c)	27	-
Oceanbulk Maritime S.A. (e)	8	-
Total Liabilities	$436	$250

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.           Transactions with Related Parties-(continued):

Statement of Operations

	Six-month period ended June 30,
	2011	2012
Voyage expenses-Interchart (a)	636	710
Executive directors consultancy fees (b)	2,941	228
Non-executive directors compensation (b)	80	67
Commission on sale of vessel – Oceanbulk (e)	-	91
Office setup expenses – Oceanbulk (e)	72	-
Office Rent – Combine Marine Ltd. (d)	-	19

(a) Interchart Shipping Inc. or Interchart: Interchart, a company affiliated to Oceanbulk Maritime S.A. (note 3 (e) below), is acting as a chartering broker of all the Company's vessels. As of December 31, 2011 and June 30, 2012 the Company had an outstanding liability of $260 and $190, respectively, to Interchart. During the six month periods ended June 30, 2011 and 2012 brokerage commissions on charter revenue charged by to Interchart amounted $636 and $710, respectively, and are included in "Voyage expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

(b) Management and Directors Fees: On October 3, 2007, Star Bulk entered into separate consulting agreements with companies owned and controlled by the Company's former Chief Executive Officer and the former Chief Financial Officer, for the services provided by the former Chief Executive Officer and the former Chief Financial Officer, respectively. Each of these agreements had a term of three years unless terminated earlier in accordance with the terms of such agreements. During 2010 these agreements were automatically renewed for the successive year. Under the consulting agreements, each company controlled by the former Chief Executive Officer and the former Chief Financial Officer was receiving an annual consulting fee of €370,000 (approx. $466) and €250,000 (approx. $315) respectively. During the six month periods ended June 30, 2011 and 2012, the consultancy fees under the specific consulting agreements amounted to $276 and $0, respectively.

On February 7, 2011, Mr. Spyros Capralos was appointed as the Company's President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis who resigned from those positions on that date and he also resigned from the Company's Board of Directors on March 31, 2012. Pursuant to the terms of his employment and consultancy agreements, the former Chief Executive Officer was awarded a severance payment that amounted to $2,347.

Effective February 7, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Executive Officer. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the new Chief Executive Officer a base fee at an annual rate of not less €160,000 (approx. $201), additionally, the Chief Executive Officer is entitled to receive an annual discretionary bonus, as determined by the Company's board of directors in its sole discretion and a minimum guaranteed incentive award of 420,000 shares of stock. These shares vest in three equal installments, the first installment of 140,000 shares vested on February 7, 2012, the second installment of 140,000 vests on February 7, 2013 and the last installment of 140,000 shares vests on February 7, 2014. On April 20, 2012 the Company issued the first installment of 140,000 shares and plans to issue the remaining two installments of 140,000 shares to Mr. Spyros Capralos in February 2013 and February 2014. During the six month periods ended June 30, 2011 and 2012, the consultancy fees under the specific consulting agreement with our Chief Executive Officer amounted to $98 and $116, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.           Transactions with Related Parties-(continued):

In addition, the current Chief Executive Officer is entitled to receive benefits under the consultancy agreements with the Company. Among other things, he is entitled to receive an annual discretionary bonus, as determined by the Company's board of directors in its sole discretion.

On May 2, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Financial Officer. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the new Chief Financial Officer a base fee at an annual rate of not less €56,000 (approx. $71). During the six month periods ended June 30, 2011 and 2012, the consultancy fees under the specific consulting agreement with the new Chief Financial Officer amounted to $13 and $36, respectively.

In addition, the current Chief Financial Officer is entitled to receive benefits under the consultancy agreements with the Company. Among other things, he is entitled to receive an annual discretionary bonus, as determined by the Company's board of directors in its sole discretion.

On May 12, 2011, the Company entered into a release agreement with a company owned by the former Chief Financial Officer. Pursuant to the terms of this agreement Mr. Syllantavos resigned as the Company's Chief Financial Officer and from the Company's board of directors on August 31, 2011 and received a severance payment of $463. The portion of this payment for the six month period ended June 30, 2011 amounted to $207.

All amounts discussed above are included in "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations for the six month periods ended June 30, 2011 and 2012.

On July 1, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Operating Officer. This agreement has an indefinite term and each party may terminate the agreement giving one month's notice. Under this agreement the Company will pay the new Chief Operating Officer a base fee at an annual rate of not less €117,519 (approx. $148). During the six month periods ended June 30, 2011 and 2012 the consultancy fees under the specific consulting agreement with the new Chief Operating Officer amounted to $0 and $76, respectively.

The related expenses for the Company's executive officers for the six month periods ended June 30, 2011 and 2012 were $2,941 and $228, respectively and are included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

As of December 31, 2011 and June 30, 2012, the Company had an outstanding payable balance of $141 and $60, respectively with its Management and Directors, representing unpaid fees for their participation in the Board of Directors of the Company and the other special committees of the Board of Directors. The related expenses  for the six month periods ended June 30, 2011 and 2012 were $80 and $67, respectively and are included under " General and administrative expenses" in the in the accompanying unaudited interim condensed consolidated statements of operations.

(c) Combine Marine Inc., or Combine: On July 4, 2011, Starbulk S.A., entered into a 12-year lease agreement for office space with Combine, a company founded by the Chairman of the Company. The lease agreement provided for a monthly rental payment of € 5,000 (approx. $6.3). On January 1, 2012 this agreement was mutually terminated without the Company paying any compensation. As of December 31, 2011 and June 30, 2012, the Company had outstanding liability of $27 and $0, respectively, with Combine Marine Inc.

(d) Combine Marine Ltd., or Combine Ltd.: On January 1, 2012 Starbulk S.A, entered into a one year lease agreement for office space with Combine Ltd., a company founded by the Chairman of the Company. The lease agreement provided for a monthly rental of € 2,500 (approx. $3.1). The related expense for the six month period ended June 30, 2012 was $19 and was included under "General and administrative expenses" in the accompanying unaudited interim consolidated statements of operations. As of June 30, 2012, the Company had no outstanding liability with Combine Marine Ltd.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.           Transactions with Related Parties-(continued):

(e) Oceanbulk Maritime S.A., or Oceanbulk: The Company's Chairman, Mr. Petros Pappas, is also the founder of Oceanbulk Maritime S.A, a ship management company.

During the six month period ended June 30, 2011, Oceanbulk paid on behalf of the Company an amount of $72 incidental to renovation expenses for new offices. The related expenses are included under "General and administrative expenses" in the accompanying unaudited interim consolidated statement of operations. During the six month period ended June 30, 2012 the Company paid to Oceanbulk a brokerage commission amounting to $91 regarding the sale of vessel Star Ypsilon (Note 5). As of December 31, 2011 and June 30, 2012 the Company had an outstanding payable balance of $8 and $0, respectively, with Oceanbulk.

4.           Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2011	June 30, 2012
Lubricants	2,200	2,120
Bunkers	1,667	776
Total	3,867	2,896

5.           Vessels and other fixed assets, net:

The amounts in the accompanying condensed consolidated balance sheets as of December 31, 2011 and June 30, 2012 (unaudited) are analyzed as follows:

	December 31, 2011	June 30, 2012
Cost
Vessels	$876,778	$772,982
Other fixed assets	587	642
Impairment charge	(62,020)	-
Total cost	815,345	773,624
Accumulated depreciation	(176,813)	(165,386)
Vessels and other fixed assets, net	$638,532	$608,238

Vessels disposed during the six month period ended June 30, 2012

On February 22, 2012, the Company entered into an agreement with a third party in order to sell the vessel Star Ypsilon together with a quantity of 667 metric tons of fuel oil, for a contracted price of $9,126 less address commission of 3% and brokerage commission of 1%. The vessel was delivered to its purchasers on March 9, 2012.

The net carrying amount of the vessel as of the date of its delivery was $11,152 and the resulting loss of $3,164 is included under "Loss on sale of Vessel" in the accompanying unaudited interim condensed consolidated statement of operations for the six month period ended June 30, 2012.

No vessel acquisitions or disposals took place in the six month period ended June, 30, 2011.

6.           Fair value of Above/Below Market Acquired Time Charters and Gain/Loss on Time Charter Agreement Termination:

The amortization of fair value of below-market acquired time charter related to the vessel Star Cosmo for the six month period ended June 30, 2011 was $452, which comprised of $179, included under "Voyage Revenues" and $273 included under "Gain on time charter agreement termination" in the accompanying unaudited interim condensed consolidated statement of operation for the six month period ended June 30, 2011.

The amortization of fair value of above-market acquired time charters related to the vessels Star Big and Star Mega, which acquired in July and August of 2011, respectively, amounted to $1,603 and $1,564 respectively for the six month period ended June 30, 2012 and are included under "Voyage revenues" in the accompanying unaudited interim condensed consolidated statement of operations for the six month period ended June 30, 2012.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.           Fair value of Above/Below Market Acquired Time Charters and Gain/Loss on Time Charter Agreement Termination-(continued):

The estimated aggregate amortization expense of the above market acquired time charters until the end of their useful lives is analysed as follows:

Years	Amount
June 30, 2013	$6,352
June 30, 2014	6,352
June 30, 2015	3,525
June 30, 2016	1,303
Total	$17,532

Gain/loss on time charter agreement termination

For the six month period ended June 30, 2011

The vessel Star Cosmo, was on time charter at a gross daily charter rate of $35.615 per day for the period from February 10, 2009 until May 1, 2011, and was redelivered earlier to the Company on February 17, 2011. The Company has recognized a gain on time charter agreement termination amounting to $273, which relates to the write-off of the unamortized fair value of below market acquired time charter on vessel redelivery date. In addition, the Company recognized a gain amounting to $324 which represents the deferred revenue from the terminated time charter contract.

The vessel Star Omicron was on time charter at a gross daily charter rate of $43.0 per day for the period from April 22, 2008 until February 22, 2011 and was redelivered earlier to the Company on January 17, 2011. The Company recognized a gain amounting to $1,210 representing the cash consideration received from its charterers relating to the early termination of this charter party.

For the six month period ended June 30, 2012

The vessel Star Sigma, was time chartered to Pacific Bulk Shipping Ltd. at a gross daily charter rate of $38.0 per day for the period from March 1, 2009 until October 29, 2013, and was redelivered earlier to the Company on December 31, 2011. On January 4, 2012, the Company signed an agreement with the charterer in order to receive an amount of $5,734 in cash, as compensation for the early redelivery of the respective vessel. The total amount was received in January 2012. In addition to the cash payment, Pacific Bulk supplied the Company with 1,027 metric tons of fuel, valued at $720.

All amounts presented above are included under "Gain on time charter agreement termination" in the accompanying unaudited interim condensed consolidated statements of operations for the six month periods ended June 30, 2011 and 2012.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.           Long-term Debt:

Details of the Company's loan and credit facilities are discussed in Note 8 of the Company's consolidated financial statements for the year ended December 31, 2011 included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2012.

The principal payments required to be made after June 30, 2012 for all outstanding debt are as follows:

Years	Amount
June 30, 2013	$36,637
June 30, 2014	32,298
June 30, 2015	31,094
June 30, 2016	35,715
June 30, 2017	60,309
June 30, 2018 and thereafter	46,060
Total	$242,113

Based on the loan agreements, the Company is required to meet certain security cover ratios calculated based on the fair market value of vessels over the outstanding balance of each loan. However, according to the loan agreements, security cover ratio shortfalls do not constitute event of default. A default occurs only when, following the lender's request, the Company fails to remediate any shortfall by providing additional collateral or repaying the portion of the loan equal to the shortfall to bring the Company into compliance with the required security cover ratio. As of June 30, 2012, the Company was not in compliance with security cover ratios contained in two of its loan agreements under which a total of $97.9 million was outstanding as of June 30, 2012. As a result, the Company may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash or other property. Therefore, the Company classified an amount of $4.6 million as current portion of long-term debt as of June 30, 2012, representing payments that may be required by the lenders to satisfy the security cover shortfalls, in accordance with the terms of the loans. Up to the date of these financial statements no such request was made by any lender.

Interest expense for the six month periods ended June 30, 2011 and 2012 amounting to $1,795 and $3,801 respectively, amortization of deferred finance fees amounting to $157 and $257, respectively, and other finance fees amounting to $89 and $84, respectively,  are included under "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.

At June 30, 2012, all Company's vessels, having a net carrying value of $608,102, are first-priority mortgaged as collateral to the Company's loan facilities.

8.           Preferred, Common stock and Additional paid-in capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as  determined by the Board of Directors. As of December 31, 2011 and June 30, 2012 the Company had not issued any preferred stock.

Common Stock: Star Bulk was authorized to issue 100,000,000 registered common shares, par value $0.01. On November 23, 2009 at the Company's annual meeting of shareholders, the Company's shareholders voted to approve an amendment to the Amended and Restated Articles of Incorporation increasing the number of common shares that the Company was authorized to issue from 100,000,000 registered common shares, par value $0.01 per share, to 300,000,000 registered common shares, par value $0.01 per share.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.      Preferred, Common stock and Additional paid in capital-(continued):

Each outstanding share of the Company's common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the Company's board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company's securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.

Share Re-purchase Plan: On February 23, 2010, the Company's Board of Directors adopted a stock repurchase plan for up to $30,000 to be used for repurchasing the Company's common shares until December 31, 2011. All repurchased shares will be cancelled and removed from the Company's share capital.

On August 10, 2011, the Company's Board of Directors decided to reinstate the share repurchase plan with the limitation of acquiring up to a maximum amount of $3,000 worth of Company shares, at a maximum price of $1.30 per share. On November 9, 2011 the Company's Board of Directors extended the duration of the share repurchase plan until December 31, 2012.

During the six month period ended June 30, 2012 the Company repurchased and cancelled 925,957 treasury shares, which were repurchased in the open market for an aggregate purchase price of $0.9 million, pursuant to the terms of Company's existing share repurchase plan and has $2.1 million of remaining capacity under the plan.

No shares were repurchased during the year ended December 31, 2011.

9.           Other Operational Gain:

Other operational gain for the six month period ended June 30, 2011 includes non-recurring revenue of $9,000 received from the settlement of a commercial claim and a gain of $240 regarding a hull & machinery claim. For the six month period ended June 30, 2012, other operational gain totaled $140 and represented a gain from hull & machinery claim.

10.           Other Operational Loss:

 On September 29, 2010 the Company agreed with a third party to sell a 45% interest in the future proceeds related to the settlement of certain of the commercial claims for $5,000. During the six month period ended June 30, 2011, the Company paid $4,050 to the third party relating to the settlement of one of the legal cases included in the above mentioned agreement. This amount is presented in "Other Operational Loss" in the accompanying unaudited interim condensed consolidated statement of operations. For the six month period ended June 30, 2012, no other operational loss existed.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.           Earnings/Losses per Share:

The Company calculates basic and diluted earnings per share as follows:

	Six month period ended June 30,
	2011	2012
Income/Loss:
Net income/ (loss)	$3,380	$(4,460)

Basic earnings/ (loss) per share:
Weighted average common shares outstanding, basic	63,364,120	80,780,384
Basic earnings/ (loss) per share	$0.053	$(0.055)

Effect of dilutive securities:
Dilutive effect of non-vested shares	74,718	-
Weighted average common shares outstanding, diluted	63,438,838	80,780,384
Diluted earnings/ (loss) per share	$0.053	$(0.055)

The weighted average diluted common shares outstanding for the six month period ended June 30, 2011 includes the effect of 74,718 incremental shares calculated on the non-vested shares outstanding, as their effect was dilutive.

12.           Equity Incentive Plan:

On February 8, 2007, the Company's Board of Directors adopted a resolution approving the terms and provisions of the Company's Equity Incentive Plan (2007 Plan). The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire a propriety interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company.

Under the 2007 Plan, officers, key employees, directors and consultants of Star Bulk and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. Star Bulk has reserved a total of 2,000,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the 2007 Plan.

On February 23, 2010, the Company's Board of Directors approved the Company's new Equity Incentive Plan (the 2010 Plan). The Company has reserved a total of 2,000,000 shares of common stock for issuance under the 2010 Plan, subject to adjustment for changes in capitalization as provided in the 2010 Plan. All provisions of the 2010 Plan are similar with the 2007 Plan provisions.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.          Equity Incentive Plan-(continued):

On August 31, 2011, the Board of Directors adopted the 2011 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries are eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. The Company reserved a total of 2,000,000 shares of common stock for issuance under the 2011 Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in such plan.

On February 7, 2011, 420,000 common shares were granted to Mr. Spyros Capralos, the Company's new Chief Executive Officer, pursuant to the terms of consultancy agreement with an entity owned and controlled by him. The shares vest in three equal installments οn February 7, 2012, 2013 and 2014. The fair value of each share was $2.45 and has been determined by reference to the closing price of the Company's common stock on the grant date.

On May 12, 2011 248,000 restricted non-vested common shares and 80,000 common shares were granted to the former Chief Financial Officer pursuant to an agreement dated May 12, 2011 covering the terms of his severance. The respective stock based compensation was fully amortized at the date of his resignation by August 31, 2011. The fair value of each share was $2.30 and has been determined by reference to the closing price of the Company's common stock on the grant date.

On January 17, 2012, 1,360,000 restricted common shares were granted to certain directors, officers, employees of the Company and its subsidiaries under the 2010 and 2011 Equity Incentive Plans. The fair value of each share was $0.90 and has been determined by reference to the closing price of the Company's common stock on the grant date. As of June 30, 2012, these shares have vested in full.

All non-vested shares are conditional upon the grantee's continued service as an employee of the Company, or as a director until the applicable vesting date. The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares pay dividends as declared.

The Company estimates the forfeitures of non-vested shares to be immaterial. The shares which are issued in accordance with the terms of the Company's Equity Incentive Plans remain restricted until they vest. For the six month periods ended June 30, 2011 and 2012, stock based compensation was $628 and $1,402, respectively, and is included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.           Equity Incentive Plan-(continued):

A summary of the status of the Company's non- vested shares as of June 30, 2012 and the movement during the six months ended June 30, 2012, is presented below.

	Number of shares of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2012	420,000	$2.45
Granted	1,360,000	0.90
Vested	1,500,000	1.04
Unvested as at June 30, 2012	280,000	$2.45

As of June 30, 2012, there was $288 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Equity Incentive Plans. That cost is expected to be recognized over a remaining weighted average period of 1.24 years.

13.           Commitments and Contingencies:

Future minimum contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts net of address commission as of June 30, 2012 will be:

Years ending June 30,	Amount*
2013	$49,796
2014	28,486
2015	18,136
2016	12,620
2017	8,737
2018 and thereafter	36,184
Total	$153,959

*           These amounts do not include any assumed off—hire except for the scheduled interim and special surveys of the vessels.

14.           Fair value disclosures:

The Company trades in the freight derivatives and bunker derivatives markets with an objective to utilize those instruments as economic hedge instruments that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Freight derivatives and bunker derivatives trading do not qualify for cash flow hedges for accounting purposes, therefore resulting gains or losses are recognized in the accompanying unaudited interim condensed consolidated statements of operations. For the six month periods ended June 30, 2011 and 2012 nil gain or loss was recognized on bunker derivatives. For the six month periods ended June 30, 2011 and 2012  gain on freight derivatives contracts is analyzed as follows:

	2011	2012

Freight	$21	$64
Derivatives
	$21	$64

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

As of December 31, 2011 fair value of derivative instruments liability was $82. As of June 30, 2012 no fair value measurements for assets or liabilities were recognized in the Company's unaudited interim condensed consolidated financial statements.

15.           Financial instruments:

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and non-current restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at June 30, 2012.

16.          Subsequent Events:

•	On August 29, 2012, the Company declared cash dividends on its common stock amounting to $0.015 per share, payable on September 18, 2012 to shareholders of record as of September 10, 2012.

•
On September 5, 2012, a conditional Settlement Agreement was signed with Ishaar and its parent company Bhatia International Ltd. of India under which the disputes in relation to the repudiation of the charter parties of the vessels Star Kappa and Star Epsilon were settled against a consideration of $5.0 million payable in 17 installments until December 2013 and guaranteed by four subsidiaries of the Bhatia group by way of performance guarantee deeds. The first installment of $500 has been collected.

•
The Annual General Meeting of the Shareholders, held on September 7, 2012,  approved the amendment of the Company's Second Amended and Restated Articles of Incorporation to effect a reverse stock split of the issued and outstanding common shares by a ratio of not less than one-for-five and more than one-for-fifteen. The exact ratio to be set at a whole number within this range will be determined by the Company's Board of Directors, which will also authorize the implementation of the reverse stock split.